Windswept Environmental Group, Inc.
                             100 Sweeneydale Avenue
                            Bay Shore, New York 11706




                                        July 7, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:   Windswept Environmental Group, Inc.
                Registration Statement on Form S-1
                File No. 333-128788
                -----------------------------------

Ladies and Gentlemen:

     Pursuant  to Rule 477  promulgated  under the  Securities  Act of 1933,  as amended (the "Securities Act"), Windswept Environmental Group, Inc. (the "Registrant") hereby respectfully requests an Order granting immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto (the "Registration Statement"). No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective.

     The Company requests this withdrawal due to certain comments on the Registration Statement received from the Securities and Exchange Commission (the "Commission"). Accordingly, the Company hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Company's account all fees paid by the Company in connection with the filing of the Registration Statement for future use by the Company pursuant to Rule 457(p).

     Please do not hesitate to contact Gary T. Moomjian of Moomjian & Waite, LLP, our counsel at (516) 937-5900, with any questions regarding this request for withdrawal.



                                        Very truly yours,

                                        /s/Arthur Wasserspring

                                        Arthur Wasserspring
                                        Chief Financial Officer